UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated May 10, 2012, containing the Company's earnings release for the first quarter of 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

	By:	/s/ Inger M. Klemp
Date: May 17, 2012	Name:	Inger M. Klemp
	Title:	Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS
•           Knightsbridge reports net income of $7.1 million and earnings per share of $0.29 for the first quarter of 2012.
•           Knightsbridge reports EBITDA of $14.3 million and EBITDA per share of $0.58 for the first quarter of 2012.
•           Knightsbridge announces a cash dividend of $0.35 per share for the first quarter of 2012.

FIRST QUARTER 2012 RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $7.1 million and earnings per share of $0.29 for the first quarter compared to net income of $7.8 million and earnings per share of $0.34 for the fourth quarter of 2011. The net income for the first quarter and the preceding quarter both include an allowance for doubtful accounts of $1.7 million for unpaid charter hire (total of $3.4 million). The fourth quarter provision was not included in the preliminary, unaudited fourth quarter and final year 2011 results announced on February 8, 2012.  The decrease in net income in the first quarter compared with the fourth quarter is primarily attributable to rate reductions on the Hampstead and the Belgravia time charters offset by a decrease in operating costs.

The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs, excluding bareboat charters, and Capesize vessels were $23,400 and $35,600, respectively, compared with $26,900 and $36,500 in the preceding quarter. In May 2012, the Company has average cash breakeven rates for its VLCCs, which are trading in the spot market, and Capesize vessels of $14,000 and $8,400, respectively, per vessel per day. The VLCCs which are on bareboat contract have a cash break even rate of $4,300 per vessel per day.

Cash and cash equivalents decreased by $0.5 million in the quarter. The Company generated cash from operating activities of $12.6 million, used $0.9 million to repay loan facilities and debt fees and paid $12.2 million in dividends.

THE TANKER MARKET

The market rate for a VLCC trading on a standard TD3 voyage between the Arabian Gulf and Japan in the first quarter of 2012 was WS 56, representing an increase of about WS 2 points from the forth quarter of 2011 and a decrease of about WS 9 points from the first quarter of 2011. Present market indications are approximately $25,000/day in the second quarter of 2012.

Bunkers at Fujairah averaged $730/mt in the first quarter of 2012 compared with $672/mt in the fourth quarter of 2011; an increase of approximately $58/mt. Bunker prices varied between a low of $695/mt at the beginning of January and a high of $752/mt on the 27th of February.

The International Energy Agency's ("IEA") April 2012 report stated call-on OPEC oil production, including Iran and Iraq, of 31.42 million barrels per day (mb/d) during the first quarter of 2012 including a decrease in Iran production of 250,000 barrels per day. This was an increase of 895,000 barrels per day compared with the fourth quarter of 2011. The increase was led by a sharp recovery in Libyan production and the highest level since mid 2008.

IEA further estimates that world oil demand averaged 89.90 mb/d in the first quarter of 2012, which is an increase of 400,000 barrels compared with the previous quarter. Additionally, the IEA estimates that world oil demand will average approximately 90 mb/d in 2012, representing an increase of 1.2 percent, or approximately 1.07 mb/d, from 2011.

The VLCC fleet totalled 598 vessels at the end of the first quarter of 2012, up from 594 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter whilst seven was deleted. The orderbook counted 111 vessels at the end of the first quarter, down from 123 orders from the previous quarter. Current orderbook represents about 18 percent of the VLCC fleet. According to Fearnleys the single hull fleet has been reduced by five to 25 vessels.

THE DRY BULK MARKET

The overall economic climate remains weak among the developed economies, however, the IMF has revised its economic forecast slightly upward. There is still a lot of uncertainty and many observers are concerned with some of the European countries in particular.

As long as more than fifty percent of the total dry bulk trade, amounting to approximately four billion tons, is destined for Asia, the growth in demand for dry bulk transportation is robust. The two most important drivers for dry bulk transportation are the steel industry, accounting for almost fifty per cent of dry bulk trade (iron ore, metallurgical coal, scrap and steel itself), and thermal coal used for energy, representing close to twenty per cent of dry bulk trade.

During the first quarter of 2012, the dry bulk industry witnessed a decline of 1.8 percent compared to the fourth quarter of 2011. This is a positive growth of five per cent compared to the first quarter of 2011. The main reason for this seasonal slowdown is adverse weather in the southern hemisphere. Major exporting areas in South America, South East Asia and Oceania were also facing logistical difficulties during the first period of 2012. In addition, China was actively building iron ore inventories in the second half of 2011 and as a consequence their imports decreased in the beginning of 2012.

As in 2011, the Capesize segment was worst affected. Apart from the fact that this vessel size mainly transports iron ore, the high influx of newbuildings brought utilization of the Capesize fleet down to an anticipated 80 percent level. This means that owners hardly covered their operating expenses. The average earnings for a Capesize vessel during first quarter of 2012 were $6,990 per day compared to $7,900 for a Panamax, according to the Baltic Dry Index. Newbuilding prices and second hand values remained under pressure.

Most dry bulk analysts have a fairly positive long term outlook. The size of the order book will still have a negative effect medium term but the pace of deliveries, in particular for the larger size vessels, is slowing down. Scrapping is presently at historical highs and with more fuel efficient vessels entering the market, owners of older tonnage will hesitate to take vessels through special surveys if oil and bunker prices remain high.

Forecasters are not expecting a demand problem going forward. This is mainly based on substantial new capacity of iron ore supply entering the market over the next five years. At the same time, the quality of Chinese iron ore is getting poorer and it is believed that steel makers in China will see increased positive arbitrage opportunities by importing versus using iron ore produced domestically.

China and India are expected to increase their demand for coal in the coming years due to growth in energy consumption.

As a consequence of all the above factors, most dry bulk analysts are expecting that utilization slowly will turn in owners favour within the next twelve to eighteen months.

THE FLEET

On January 9, 2012, the Company announced an amendment to the time charter agreement with Frontline Ltd. for the Hampstead. The time charter hire was reduced from $37,750 per day to $27,050 per day for the remaining period of the charter commencing January 1, 2012 until April 22, 2012, the date when the vessel was re-delivered to us. The Company is entitled to be compensated if actual earnings exceed the new rate up to and including the original rate. There was no compensation for the first quarter of 2012.

On March 12, 2012, the Company issued a press release announcing that Sanko Steamship Co., Ltd. ("Sanko") has requested that the Company agrees to a deferral in payments of charter hire in respect of the Battersea. Sanko has also issued a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. The Company has been informed that Sanko is planning to present formal rehabilitation proposals to stakeholders at meetings in early June 2012.

In March 2012, the Company agreed an amendment to the time charter agreement for the Belgravia with Jiangsu Shagang Group Co., Ltd ("Shagang") whereby (i) the sum of $95,000 shall be deducted from future charter hire payments, which are each payable 15 days in advance,  until the amount of $5.7 million has been deducted, and (ii) the sum of $5.0 million shall be pre-paid in one or more installments no later than five months following receipt by Shagang of a guarantee to be provided in accordance with the amendment.

CORPORATE AND OUTLOOK

Two of the Company's VLCCs and the four Capesizes are fixed on bareboat and time charters expiring between January 2013 and 2016. The VLCCs Kensington and Hampstead are employed in the spot market.

The Company's intention is to renew and grow the fleet and it has for some time been considering acquisition opportunities. The combination of declining asset values and weak spot and time charter earnings, have however made it challenging to find satisfactory investment opportunities. The Company's financial flexibility is strong with cash at hand, low gearing and availability of a revolving credit facility of $75 million and the Company can respond quickly should interesting acquisition opportunities occur.

The Company has made progress regarding unpaid charter hire since March 31, 2012 and is currently in constructive discussions with the relevant counterparts in order to resolve this issue. Due to the ongoing uncertainty, however, with respect to certain charter parties, the Board has reduced the dividend this quarter and on May 10, 2012, the Board declared a dividend of $0.35 per share. The record date for the dividend is May 23, 2012, the ex dividend date is May 21, 2012 and the dividend will be paid on or around June 6, 2012. The Board's intention is to continue to pay out a major part of the free cash flow after debt service as dividend to its shareholders.

24,425,699 ordinary shares were outstanding as of March 31, 2012, and the weighted average number of shares outstanding for the quarter was 24,425,699.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The full report is available in the link enclosed.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
May 10, 2012

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec

Operating revenues	23,224	22,408	94,517
Operating expense
Voyage expenses	4,495	1,088	11,215
Ship operating expenses	3,441	4,954	18,801
Administrative expenses	985	819	3,528
Depreciation	5,680	5,612	22,759
Total operating expenses	14,601	12,473	56,303

Net operating income	8,623	9,935	38,214

Other income (expenses)
Interest income	5	18	52
Interest expense	(1,331)	(1,165)	(4,957)
Other financial items	(163)	(183)	(657)
Total other expenses	(1,489)	(1,330)	(5,562)

Net income	7,134	8,605	32,652

Earnings per share - basic ($)	$0.29	$0.35	$1.34
Earnings per share - diluted ($)	$0.29	$0.35	$1.33

Income on timecharter basis ($ per day per vessel)*
VLCC (excluding bareboat charters)	$23,400	$34,200	$28,500
Capesize	$35,600	$36,700	$36,600
* Calender days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA in Q1 2012 is calculated as $14,293,000 based on net income ($7,134,000) plus depreciation ($5,680,000), net interest expense ($1,326,000) and amortization of deferred charges ($153,000).

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2012 Mar 31	2011 Mar 31	2011 Dec 31

ASSETS
Short term
Cash and cash equivalents	46,302	56,167	46,848
Restricted cash	15,000	15,000	15,000
Other current assets	18,612	7,535	19,530
Long term
Vessels, net	430,593	453,421	436,273
Deferred charges	1,948	2,573	2,110
Other long term assets	1,247	2,095	1,458
Total assets	513,702	536,791	521,219

LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	3,600	3,600	3,600
Other current liabilities	5,903	7,996	7,547
Long term
Long-term debt	149,240	152,840	150,140
Equity	354,959	372,355	359,932
Total liabilities and equity	513,702	536,791	521,219

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec

OPERATING ACTIVITIES
Net income	7,134	8,605	32,652
Adjustments to reconcile net income to net cash provided by operating activities;
Depreciation and amortization	5,833	5,748	23,358
Amortization of time charter contract value	211	208	845
Restricted stock unit expense	271	62	230
Change in operating assets and liabilities	(882)	(2,035)	(14,478)
Net cash provided by operating activities	12,567	12,588	42,607

FINANCING ACTIVITIES
Repayment of long-term debt	(900)	(900)	(3,600)
Debt fees paid	-	(79)	(79)
Dividends paid	(12,213)	(12,213)	(48,851)
Net cash used in financing activities	(13,113)	(13,192)	(52,530)

Net decrease in cash and cash equivalents	(546)	(604)	(9,923)
Cash and cash equivalents at start of period	46,848	56,771	56,771
Cash and cash equivalents at end of period	46,302	56,167	46,848

KNIGHTSBRIDGE TANKERS LIMITED
FIRST QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2012 Jan-Mar	2011 Jan-Mar	2011 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	24,425,699	24,425,699
Shares issued	-	-	-
Balance at end of period	24,425,699	24,425,699	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	244	244
Shares issued	-	-	-
Balance at end of period	244	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,256	131,026	131,026
Shares issued	-	-	-
Restricted stock unit expense	106	62	230
Balance at end of period	131,362	131,088	131,256

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of period	49,413	65,612	65,612
Net income	7,134	8,605	32,652
Dividends paid	(12,213)	(12,213)	(48,851)
Balance at end of period	44,334	62,004	49,413
Total Equity	354,959	372,355	359,932